Change in Representative Directors

1. Summary of the Change

- Before: Kwon, Oh-Joon (Chief Executive Officer)

Kim, Jin-Il (President)

- After: Kwon, Oh-Joon (Chief Executive Officer)

Oh, In-Hwan (President)

Choi, Jeong-Woo (President)

- Reason: New appointment

2. Date of Change: March 10, 2017